                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
    For the transition period from _____ to _____


Commission file number 0-20421



                              TCI 401(K) STOCK PLAN
                            ------------------------
                            (Full title of the Plan)




                            TELE-COMMUNICATIONS, INC.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                 9197 S. Peoria
                            Englewood, Colorado 80112
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

                                                                                                 Page No.
                                                                                                 --------
          Financial Statements:
          ---------------------

              Independent Auditors' Report                                                               1

              Statements of Net Assets Available
                 for Participant Benefits,
                 December 31, 1998 and 1997                                                              2

              Statements of Changes in Net Assets
                 Available for Participant Benefits,
                 Years ended December 31, 1998, 1997 and 1996                                            3

              Notes to Financial Statements,
                 December 31, 1998, 1997 and 1996                                                        4

              Schedule 1 - Line 27a - Schedule of Assets
                 Held for Investment Purposes - December 31, 1998                                       10

              Schedule 2 - Line 27d - Schedule of Reportable
                 Transactions - Year ended December 31, 1998                                            11

          Exhibit -
          ---------

              23-Consent of KPMG LLP




SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        TCI 401(K) STOCK PLAN
                                           (Name of Plan)




                                        By      /s/ Ann M. Koets
                                            ------------------------------------
                                                Ann M. Koets
                                                Plan Administrator
                                                 and Member of Plan Committee


June 30, 1999

                          Independent Auditors' Report


The Plan Committee
TCI 401(k) Stock Plan:


We have audited the accompanying statements of net assets available for participant benefits of the TCI 401(k) Stock Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the TCI 401(k) Stock Plan as of December 31, 1998 and 1997, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                KPMG LLP



Denver, Colorado
June 23, 1999

                              TCI 401(K) STOCK PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1998 and 1997

Assets                                                                              1998        1997
------                                                                           ---------    ---------
                                                                                  amounts in thousands
Cash and cash equivalents                                                         $ 44,711        128
Accrued interest receivable                                                            222         --
Investments, at market value (note 2):
    Tele-Communications, Inc. ("TCI") common
       stock (note 2):

       Series A TCI Group Common Stock (8,399,000 and 9,398,000 shares, with a cost of $138,752,000 and $145,574,000 at December 31, 1998 and 1997,
          respectively)
                                                                                   464,558    262,553

       Series A Liberty Media Group Common Stock (5,515,000 and 6,270,000
          shares, with a cost of $67,030,000 and $70,947,000 at December 31,
          1998 and 1997, respectively)
                                                                                   254,045    152,866

       Series A TCI Ventures Group Common Stock (7,194,000 and 8,118,000 shares with a cost of $58,207,000 and $62,223,000 at December 31, 1998 and
          1997, respectively)
                                                                                   169,521    116,454
                                                                                  --------   --------
                                                                                   888,124    531,873
                                                                                  --------   --------
    Mutual Funds:
       DFA Investment Dimensions Group Inc. U.S. 6-10 Value Portfolio                6,219         --
       Dodge & Cox Balanced Fund                                                     6,711         --
       The Dreyfus/Laurel Funds, Inc. Dreyfus BASIC S&P 500 Stock Index
           Fund                                                                     14,792         --
       The PBHG Funds, Inc. PBHG Growth Fund                                         7,846         --
       Templeton Funds, Inc. Templeton Foreign Fund                                  2,931         --
                                                                                  --------   --------
                                                                                    38,499         --
    Other:
       Investment in TCI Satellite Entertainment, Inc. ("TSAT") Series A Common
          Stock (462,000 and 1,032,000 shares, with a cost of $6,341,000 and
          $14,174,000 at December 31, 1998 and 1997, respectively (note 2)             664      7,095
       The Dreyfus Trust Company Dreyfus-Certus Stable Value Fund                   12,312         --
                                                                                  --------   --------
                                                                                   939,599    538,968
                                                                                  --------   --------

Net assets available for participant benefits                                     $984,532    539,096
                                                                                  ========   ========


See accompanying notes to financial statements.

                              TCI 401(K) STOCK PLAN

                  Statements of Changes in Net Assets Available
                            for Participant Benefits

                       Years ended December 31, 1998, 1997
                              and 1996 (See note 5)


                                                       1998         1997         1996
                                                    ---------    ---------    ---------
                                                          amounts in thousands
Contributions:
    Employer                                        $  48,021       37,262       36,917
    Employee                                           48,021       37,262       36,917
    Transfers from other plans (note 4)                   217          100          193
                                                    ---------    ---------    ---------
                                                       96,259       74,624       74,027
                                                    ---------    ---------    ---------


Net investment income (loss):
    Net unrealized appreciation (depreciation) of
       securities (note 3)                            392,715      269,565      (61,563)

    Realized gains (losses) on securities
       transactions                                    38,113         (196)          16

    Interest income                                     2,464           29           42
                                                    ---------    ---------    ---------
                                                      433,292      269,398      (61,505)
                                                    ---------    ---------    ---------

Total contributions and net investment income         529,551      344,022       12,522

Forfeitures used to pay plan expenses                    (671)        (508)          --

Distributions to participants                         (83,444)     (66,232)     (28,601)
                                                    ---------    ---------    ---------

Increase (decrease) in net assets available for
    participant benefits                              445,436      277,282      (16,079)

Net assets available for participant benefits:

         Beginning of year                            539,096      261,814      277,893
                                                    ---------    ---------    ---------

         End of year                                $ 984,532      539,096      261,814
                                                    =========    =========    =========


See accompanying notes to financial statements.

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

                        December 31, 1998, 1997 and 1996

(1)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements of the TCI 401(k) Stock Plan (formerly the Tele-Communications, Inc. Employee Stock Purchase Plan) (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

         Trust Fund Managed by US Bank ("Trustee")

         Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

         Cash and Cash Equivalents

         The Plan considers investments with initial maturities of three months or less to be cash equivalents, which are recorded at cost which approximates fair value. Effective January 1, 1998, the Plan holds up to 5% of the market value of each individual stock fund balance in cash and cash equivalents to allow for daily election transfers and other plan transactions.

         Investments

         Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The market values used for the Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("TCI Group Series A Stock"), the Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Liberty Media Group Series A Stock"), the Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Ventures Group Series A Stock") and the TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("TSAT Series A Stock") were $55.31, $46.06, $23.56 and $1.44 per share, respectively, at December 31, 1998. The market values used for the TCI Group Series A Stock, the Liberty Media Group Series A Stock, the TCI Ventures Group Series A Stock and the TSAT Series A Stock were $27.94, $24.17, $14.16 and $6.88 per share, respectively, at December 31, 1997. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

                                                                     (continued)

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

         On March 9, 1999, AT&T Corp. ("AT&T") acquired TCI in a merger (the "AT&T Merger"), in which certain shares of TCI common stock were converted into certain shares of AT&T common stock and TCI became a subsidiary of AT&T. See note 2.

         Income Taxes

         The Plan has applied for a new determination letter from the Internal Revenue Service for the amended plan, and expects to maintain its qualified status. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

         Plan Expenses

         Any employer contribution amounts forfeited may be used to pay plan expenses. Any additional administrative expenses of the Plan are paid by TCI.

 (2)     Description of the Plan

         Effective January 1, 1998, the Plan was amended, and is now called the TCI 401(k) Stock Plan. The Plan is a defined contribution plan sponsored by TCI, which enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. Employees who are at least 18 years of age and have worked at least three consecutive months of service are eligible to participate in the Plan. In addition, the Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1998, there were approximately 18,000 participants in the Plan and approximately 32,000 employees who had one or more years of service and met all other eligibility requirements who were eligible to participate. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) may be applied to reduce TCI's otherwise determined contributions or offset the expenses of maintaining the Plan. Such forfeitures amounted to $3,805,000, $3,485,000 and $722,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Participant contributions are always fully vested.

         As of the amendment date, the Plan has nine investment options including six mutual funds and three TCI stock funds: a Stable Value Fund, a Balanced Fund, a Core Equity Fund, an International Equity Fund, a Growth Equity Fund, a Small Cap Equity Fund, a TCI Group Common Stock Fund, a Liberty Media Group Common Stock Fund, and a TCI Ventures Group Common Stock Fund. As amended, Plan participants may change investment options and contribution percentages on a daily basis. Distributions are processed on a monthly basis and other withdrawals are processed twice a month.

                                                                     (continued)

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

         Additionally, participants acquire a vested right in employer match contributions as follows:


                                           Vesting
             Years of service             percentage
             ----------------             ----------

             Less than 1                          0%
             1 year                              33%
             2 years                             66%
             3 years                            100%



         On March 9, 1999, as a result of the AT&T Merger, (i) each share of TCI Group Series A Stock was converted into 0.7757 of a share of AT&T common stock (1.16355 shares as adjusted for an April 1999 three-for-two AT&T stock split), (ii) each share of Liberty Media Group Series A Stock was converted into one share of a newly created class of AT&T common stock (two shares as adjusted for a June 1999 two-for-one stock split) designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Liberty Class A Tracking Stock"), and (iii) each share of TCI Ventures Group Series A Stock was converted into 0.52 of a share of AT&T Liberty Class A Tracking Stock (1.04 shares as adjusted for a June 1999 two-for-one stock split).

         Prior to the AT&T Merger, TCI's assets and operations were included in three separate groups, each of which was tracked separately by public equity securities. These groups were formerly known as the "Liberty Media Group" (referred to herein as the "Old Liberty Group"), the "TCI Ventures Group" and the "TCI Group."

         Old Liberty Group was intended to reflect the separate performance of TCI's assets which produce and distribute programming services.

         The TCI Ventures Group was intended to reflect the separate performance of TCI's principal international assets and businesses and substantially all of TCI's non-cable and non-programming assets.

         The TCI Group was intended to reflect the separate performance of TCI and its subsidiaries and assets not attributed to Old Liberty Group or TCI Ventures Group. Such subsidiaries and assets are comprised primarily of TCI's domestic cable and communications business.

         The TCI Group was tracked separately through the TCI Group Series A Stock and the Tele-Communications, Inc. Series B TCI Group Common Stock (collectively, "TCI Group Stock"). The Old Liberty Group was tracked through the Liberty Media Group Series A Stock and the Tele-Communications, Inc. Series B Liberty Media Group Common Stock. The TCI Ventures Group was tracked separately through the TCI Ventures Group Series A Stock and the Tele-Communications, Inc. Series B TCI Ventures Group Common Stock.

                                                                     (continued)

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

         The Plan suspended the processing of transactions, including benefit payments and distributions, during a December 1997 blackout period to allow adequate time for the conversion of the record keeping system to the "daily" methodology used by the amended Plan. As a result, there were no benefits payable to Plan participants at December 31, 1997 as all such withdrawals and distributions were paid prior to the blackout period.

         On December 4, 1996, all of the capital stock of TSAT ("TSAT Common Stock") was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of TCI Group Stock on the Record Date received one share of TSAT Common Stock for each ten shares of TCI Group Stock owned of record at the close of business on the Record Date (the "TSAT Distribution"). Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of TSAT Common Stock. As a result of the TSAT Distribution, 1,273,108 shares of TSAT Series A Stock were distributed to the Plan during 1996. All shares of TSAT Series A Stock remaining in the Plan at December 31, 1998 were liquidated subsequent to December 31, 1998.

         Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

         Effective July 1, 1999, the Plan is expected to be amended. See note 6.


(3)      Change in Unrealized Appreciation (Depreciation)

         Unrealized appreciation (depreciation) of investments for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                                 1998         1997        1996
                                              ---------    ---------    ---------
                                                        amounts in thousands

         End of year                          $ 618,821      246,050         (475)
         Change in unrealized appreciation
              due to distributions               19,944       23,040       10,299
         Less beginning of year                (246,050)         475      (71,387)
                                              ---------    ---------    ---------

         Net unrealized appreciation
              (depreciation) of investments   $ 392,715      269,565      (61,563)
                                              =========    =========    =========


(4)      Transfers from Other Plans

         TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis, to transfer their entire account balance to the Plan. During 1998, 1997 and 1996, transfers to the Plan from such subsidiary plans aggregated $217,000, $100,000 and $193,000, respectively.


                                                                     (continued)

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

(5)      Investment Fund Information

         During the years ended December 31, 1997 and 1996, all net assets available for participant benefits were maintained in one fund. The changes in net assets available for participant benefits fund information for the year ended December 31, 1998 is as follows (amounts in thousands):

                                               Net appreciation
                             Balance at       (depreciation) in                                    Distributions
                            December 31,        Fair value of       Interest      Participant            to         Administrative
Investment Funds                1997             Investments         Income      contributions      participants       expenses
----------------            ------------       -----------------     ------      -------------     -------------    --------------
Short term Clearing Fund     $      85                24,635           55             (528)            (24,800)            56

DFA Investment Dimensions
    Group Inc. U.S. 6-10
    Value Portfolio                  0                  (579)         103            5,477                (412)            --

The PBHG Funds, Inc.
    PBHG Growth Fund                 0                   273           --            5,862                (450)            --

Templeton Funds, Inc.
    Templeton Foreign Fund           0                  (259)          72            2,345                (153)            --

The Dreyfus/Laurel
    Funds, Inc
    Dreyfus BASIC S&P 500
    Stock Index Fund                 0                 2,149          200            7,459                (760)            --

Dodge & Cox Balanced Fund            0                    73          173            3,939                (456)            --

The Dreyfus Trust Company
    Dreyfus-Certus Stable
    Value Fund                       0                  (275)         426           10,344              (2,202)           877

TCI Stock Fund                 539,011               404,811        1,435           61,361             (54,211)        (1,604)
                             ---------             ---------    ---------        ---------           ---------      ---------

Totals                       $ 539,096               430,828        2,464           96,259             (83,444)          (671)
                             =========             =========    =========        =========           =========      =========


                                             Balance at
                               Interfund    December 31,
Investment Funds               transfers       1998
----------------               ---------    ------------
Short term Clearing Fund            497           --

DFA Investment Dimensions
    Group Inc. U.S. 6-10
    Value Portfolio               1,630        6,219

The PBHG Funds, Inc.
    PBHG Growth Fund              2,161        7,846

Templeton Funds, Inc.
    Templeton Foreign Fund          926        2,931

The Dreyfus/Laurel
    Funds, Inc
    Dreyfus BASIC S&P 500
    Stock Index Fund              5,744       14,792

Dodge & Cox Balanced Fund         2,982        6,711

The Dreyfus Trust Company
    Dreyfus-Certus Stable
    Value Fund                    3,142       12,312

TCI Stock Fund                  (17,082)     933,721
                              ---------    ---------

Totals                               --      984,532
                              =========    =========

                                                                     (continued)

                              TCI 401(K) STOCK PLAN

                          Notes to Financial Statements

(6)      Subsequent Event - Plan Changes

         Effective July 1, 1999, the Plan is expected to be amended to be renamed the AT&T Long Term Savings Plan ("LTSP"). As amended, employees who have completed three consecutive months of employment are expected to be eligible to participate in the LTSP. As of the effective date, the LTSP is expected to have eleven investment options including three custom funds, which will only be available to LTSP participants: a fixed income fund, an equity fund and an international securities fund; three mutual funds: a money market mutual fund, a growth and income mutual fund and a growth mutual fund; three investment strategies which will be portfolios managed by independent investment managers, selected and closely reviewed by AT&T: a conservative investment strategy, a moderate investment strategy, and an aggressive investment strategy; an AT&T stock fund and an AT&T Liberty stock fund. As amended, LTSP participants may change investment options and contribution percentages on a daily basis. Distributions are expected to be processed on a daily basis.

         The LTSP is expected to allow participants to borrow up to 50% of their expected vested account balance or $50,000, whichever is lower. The minimum loan amount is expected to be $1,000, and the interest rate will be set as the prime rate, as of the last business day of the month prior to the month of the loan request. All other terms of the LTSP are expected to be consistent with those of the Plan, as described in note 2.

                                                                      Schedule 1


                              TCI 401(K) STOCK PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                             (amounts in thousands)


                         (b)                                    (c)                           (d)                 (e)
                     Identity of                     Description of investment                                  Current
                        issuer                           including par value                 Cost                value
                     -----------                     -------------------------            ----------            --------
   *    Tele-Communications, Inc.           Series A TCI Group Common Stock, par
                                            value $1.00 per
                                            share                                         $  138,752             464,558


   *    Tele-Communications, Inc.           Series A Liberty Media Group Common
                                            Stock, par value $1.00
                                            per share                                     $   67,030             254,045

   *    Tele-Communications, Inc.           Series A TCI Ventures Group Common
                                            Stock, par value $1.00 per share              $   58,207             169,521

        TCI Satellite Entertainment, Inc.   Series A TSAT Common Stock, par value
                                            $1.00 per share                               $    6,341                 664

        DFA Investment Dimensions
            Group Inc.                      U.S. 6-10 Value Portfolio                     $    7,415               6,219

        Dodge & Cox                         Dodge & Cox Balanced Fund                     $    6,968               6,711

        The Dreyfus/Laurel Funds, Inc.      Dreyfus BASIC S&P 500 Stock Index Fund        $   12,848              14,792

        The PBHG Funds, Inc.                PBHG Growth Fund                              $    7,532               7,846

        Templeton Funds, Inc.               Templeton Foreign Fund                        $    3,373               2,931

        The Dreyfus Trust Company           Dreyfus-Certus Stable Value Fund              $   12,312              12,312

* Denotes party-in-interest



See accompanying independent auditors' report.

                                                                      Schedule 2


                              TCI 401(K) STOCK PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                             (amounts in thousands)

            (a)                       (b)              (c)               (d)                (e)                (f)
                                                                                                             Expense
     Identity of party          Description of       Purchase                                             incurred with
         involved                   asset             price          Selling price      Lease rental       transaction
     -----------------          --------------     -----------       -------------      ------------     ---------------
First American Prime          Prime Money Market
Obligation Fund               Fund                 $   231,427                --             --                 --

First American Prime          Prime Money Market
Obligation Fund               Fund                 $        --           189,840             --                 --

Tele-Communications,          Series A TCI
Inc.                          Group Common
                              Stock                $    12,400                --             --                 --

Tele-Communications,          Series A TCI
Inc.                          Group Common
                              Stock                $        --            30,540             --                 --



            (a)                     (g)                 (h)                (i)
                                                  Current value of
     Identity of party            Cost of             asset on          Net gain
         involved                  asset          transaction date      or (loss)
     -----------------            --------     --------------------     ---------
First American Prime
Obligation Fund                    231,427              231,427             --

First American Prime
Obligation Fund                    189,840              189,840             --

Tele-Communications,
Inc.
                                    12,400               12,400             --

Tele-Communications,
Inc.
                                    13,580               30,540         16,960



See accompanying independent auditors' report.

                                  EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

         23-Consent of KPMG LLP